UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO SECTION 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                               For April 29, 2004

                        Commission File Number: 001-14534


                         PRECISION DRILLING CORPORATION
             (Exact name of registrant as specified in its charter)


                           4200, 150 - 6TH AVENUE S.W.
                                CALGARY, ALBERTA
                                 CANADA T2P 3Y7
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F     [_]             Form 40-F       [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)._______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes           [_]             No              [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A
                                                 -----

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.






                                    PRECISION DRILLING CORPORATION



                                    Per: /s/ Jan M. Campbell
                                         --------------------------------------
                                         Jan M. Campbell
                                         Corporate Secretary




Date:    April 29, 2004

Calgary, Alberta, Canada - April 29, 2004


                         PRECISION DRILLING CORPORATION
                       ANNOUNCES RECORD QUARTERLY EARNINGS

Precision Drilling Corporation ("Precision" or the "Corporation") today announces record results for the quarter ended March 31, 2004. Diluted earnings per share from continuing operations were $1.91 compared to $1.34 for the first quarter of 2003, a 43% increase. Diluted net earnings per share of $1.79 for the quarter ended March 31, 2004 includes a reduction of $0.12 per share stemming from discontinued operations. In the first quarter of 2003, discontinued operations added $0.17 to diluted net earnings per share. Also, effective January 1, 2004, Precision has expensed the cost of share purchase options granted to employees and directors and has restated the 2003 comparative amounts to give effect to this accounting treatment. The impact was to reduce diluted net earnings per share in the first quarter of 2004 and 2003 by $0.04 and $0.03, respectively.

With respect to discontinued operations, an additional loss of $0.9 million was realized on the completion of the sale of the Fleet Cementers division. An agreement for the sale of substantially all of the assets of the Polar Completions division was entered into and the carrying value of these assets has been written down by $6.1 million to reflect the agreed sales price. This transaction is expected to close on or about May 7, 2004.

Contract Drilling saw a 42% increase in operating earnings from $104.5 million in 2003 to $148.6 million in 2004. Canadian operations accounted for 89% of this increase with improved pricing providing the impetus for the stronger results. Drilling rig operating days increased by less than 1% year over year, however, average drilling revenue per day increased by 12%. Service rig operating hours and revenue per hour both increased by 8% in the first quarter of 2004 compared to the first quarter of 2003.

Operating earnings generated by international drilling operations increased by 64% in line with the 58% increase in operating days. Operating days increased in Mexico with the addition of three rigs to the Burgos project in Venezuela as activity in that country picked up after working through the impact of the national strike in 2003, and in the Middle East where the Corporation began drilling operations in the fourth quarter of 2003.

Technology Services realized a 127% increase in operating earnings to $29.8 million in the first quarter of 2004 compared to $13.1 million in the same period of 2003. Revenue increased by $24.2 million or 12% over the same periods. Over half of the increase in operating earnings was generated by Canadian operations which saw an improvement in both activity levels and pricing. Significant improvements were also shown in the segment's US operations primarily as a result of cost savings generated by restructuring initiatives. Mexico operations saw increased operating earnings as a result of additional activity on the Burgos project and South America benefited from the improved situation in Venezuela. These improvements were offset somewhat by additional research and engineering spending, much of which was focused on rotary steerable development.

Rental and Production revenue remained relatively consistent at $50.7 million in 2004 compared to $49.6 million in 2003. Operating earnings improved in both the equipment rental and industrial plant maintenance businesses.

Precision reduced its total borrowings by $80.8 million during the quarter from $564.5 million at December 31, 2003 to $483.7 million at March 31, 2004. This is the result of cash inflows from operations, sale of discontinued operations and the exercise of stock options being in excess of capital spending.

Certain statements contained in this press release, including statements which may contain words such as "could", "should", "expect", "believe", "will" and similar expressions and statements relating to matters that are not historical facts are forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties which may cause the actual results, performances or achievements of Precision to be materially different from any future results, performances or achievements expressed or implied by such forward-looking statements. Such factors include fluctuations in the market for oil and gas and related products and services; competition; political and economic conditions in countries in which Precision does business; the demand for services provided by Precision; changes in laws and regulations, including environmental, to which Precision is subject and other factors, which are described in further detail in Precision's filings with the Securities and Exchange Commission.

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

                                                                                      THREE MONTHS ENDED
                                                                                           MARCH 31,
CDN $000's, except per share amounts (unaudited)                                        2004        2003
-----------------------------------------------------------------------------------------------------------
                                                                                                (restated)
Revenue                                                                            $ 665,165    $ 587,970

Expenses:
    Operating                                                                        387,862      376,037
    General and administrative                                                        42,807       35,224
    Depreciation and amortization                                                     49,725       48,858
    Research and engineering                                                          11,263        8,899
    Foreign exchange                                                                     312          101
-----------------------------------------------------------------------------------------------------------
                                                                                     491,969      469,119
-----------------------------------------------------------------------------------------------------------

Operating earnings                                                                   173,196      118,851

Interest                                                                               8,188        9,269
-----------------------------------------------------------------------------------------------------------

Earnings from continuing operations before income taxes and
     non-controlling interest                                                        165,008      109,582

Income taxes:
    Current                                                                           36,893       22,568
    Future                                                                            19,820       12,582
    -------------------------------------------------------------------------------------------------------
                                                                                      56,713       35,150
-----------------------------------------------------------------------------------------------------------

Earnings from continuing operations before non-controlling interest                  108,295       74,432

Non-controlling interest                                                                 857          286
-----------------------------------------------------------------------------------------------------------

Earnings from continuing operations                                                  107,438       74,146

Discontinued operations, net of tax                                                   (6,919)       8,983
-----------------------------------------------------------------------------------------------------------
Net earnings                                                                         100,519       83,129

Retained earnings, beginning of period                                               794,279      613,805
-----------------------------------------------------------------------------------------------------------

Retained earnings, end of period                                                   $ 894,798    $ 696,934
===========================================================================================================

Earnings per share from continuing operations:
    Basic                                                                          $    1.94    $    1.37
    Diluted                                                                        $    1.91    $    1.34
-----------------------------------------------------------------------------------------------------------
Earnings per share:
    Basic                                                                          $    1.81    $    1.53
    Diluted                                                                        $    1.79    $    1.51
===========================================================================================================

Common shares outstanding (000's)                                                     55,753       54,266
Weighted average shares outstanding (000's)                                           55,485       54,161
Diluted shares outstanding (000's)                                                    56,309       55,149

CONSOLIDATED BALANCE SHEETS

                                                                                   MARCH 31,  December 31,
CDN $ 000's                                                                          2004        2003
-----------------------------------------------------------------------------------------------------------
                                                                                  (unaudited)   (restated)
ASSETS

Current assets:
    Cash                                                                        $     20,209  $    21,370
    Accounts receivable                                                              699,391      544,850
    Inventory                                                                         95,676       99,088
    Assets of discontinued operations                                                 12,312       21,150
    -------------------------------------------------------------------------------------------------------
                                                                                     827,588      686,458

Property, plant and equipment, net of accumulated depreciation                     1,587,732    1,588,250
Intangibles, net of accumulated amortization                                          63,778       65,262
Goodwill                                                                             528,547      527,443
Other assets                                                                           8,612        8,932
Assets of discontinued operations                                                      4,086       32,040
-----------------------------------------------------------------------------------------------------------
                                                                                $  3,020,343  $ 2,908,385
===========================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
    Bank indebtedness                                                           $     79,077  $   147,909
    Accounts payable and accrued liabilities                                         292,631      260,545
    Income taxes payable                                                              15,177        7,373
    Current portion of long-term debt                                                 13,418       17,158
    Liabilities of discontinued operations                                             5,490        5,212
    -------------------------------------------------------------------------------------------------------
                                                                                     405,793      438,197

Long-term debt                                                                       391,172      399,422
Future income taxes                                                                  340,356      320,599
Future income taxes of discontinued operations                                            --        1,107
Non-controlling interest                                                               4,628        3,771


Shareholders' equity:
    Contributed surplus                                                               15,766       14,266
    Share capital                                                                    967,830      936,744
    Retained earnings                                                                894,798      794,279
    -------------------------------------------------------------------------------------------------------
                                                                                   1,878,394    1,745,289

-----------------------------------------------------------------------------------------------------------
                                                                                $  3,020,343  $ 2,908,385
===========================================================================================================

Common shares outstanding (000's)                                                     55,753       54,846
Common share purchase options outstanding (000's)                                      2,547        3,393

CONSOLIDATED STATEMENTS OF CASH FLOW

                                                                                      THREE MONTHS ENDED
                                                                                           MARCH 31,
CDN $000's, (unaudited)                                                                 2004        2003
-----------------------------------------------------------------------------------------------------------
                                                                                                (restated)
Cash provided by (used in):
Continuing operations:
    Earnings from continuing operations                                            $ 107,438    $  74,146
    Items not affecting cash:
      Stock-based compensation                                                         2,051        1,672
      Depreciation and amortization                                                   49,725       48,858
      Future income taxes                                                             19,820       12,582
      Non-controlling interest                                                           857          286
      Amortization of deferred financing costs                                           320          322
      Unrealized foreign exchange loss (gain) on long-term
           monetary items                                                                285       (5,464)
-----------------------------------------------------------------------------------------------------------

Funds provided by continuing operations                                              180,496      132,402

Changes in non-cash working capital balances                                        (111,238)    (149,713)
-----------------------------------------------------------------------------------------------------------
                                                                                      69,258      (17,311)

Discontinued operations:
     Funds provided by (used in) discontinued operations                              (3,898)      (2,230)
     Changes in non-cash working capital balances of
           discontinued operations                                                     8,592         (271)
-----------------------------------------------------------------------------------------------------------
                                                                                       4,694       (2,501)

Investments:
    Business acquisitions                                                               (630)      (6,800)
    Purchase of property, plant and equipment                                        (53,728)     (76,732)
    Proceeds on sale of property, plant and equipment                                  4,713        4,237
    Proceeds on disposal of discontinued operations                                   25,746       60,360
    Investments                                                                           --         (759)
    -------------------------------------------------------------------------------------------------------
                                                                                     (23,899)     (19,694)

Financing:
    Increase in long-term debt                                                         1,263       44,960
    Repayment of long-term debt                                                       (4,365)      (5,440)
    Issuance of common shares on exercise of options                                  30,535        6,209
    Change in bank indebtedness                                                      (78,647)       3,159
    -------------------------------------------------------------------------------------------------------
                                                                                     (51,214)      48,888

-----------------------------------------------------------------------------------------------------------
Increase (decrease) in cash                                                           (1,161)       9,382
Cash, beginning of period                                                             21,370       17,315
-----------------------------------------------------------------------------------------------------------

Cash, end of period                                                                $  20,209    $  26,697
===========================================================================================================

SEGMENT INFORMATION

THREE MONTHS ENDED MARCH 31, 2004           CONTRACT   TECHNOLOGY   RENTAL AND    CORPORATE
CDN $000'S (unaudited)                      DRILLING     SERVICES   PRODUCTION    AND OTHER         TOTAL
-----------------------------------------------------------------------------------------------------------
Revenue                                   $  387,251   $  227,214   $   50,700   $       --    $  665,165
Operating earnings                           148,608       29,793        9,741      (14,946)      173,196
Research and engineering                          --       11,263           --           --        11,263
Depreciation and amortization                 24,357       20,655        3,302        1,411        49,725
Total assets                               1,502,344    1,283,193      178,946       55,860     3,020,343
Goodwill                                     257,531      242,314       28,702           --       528,547
Capital expenditures*                         17,201       25,723        6,465        4,339        53,728
-----------------------------------------------------------------------------------------------------------


THREE MONTHS ENDED MARCH 31, 2003           CONTRACT   TECHNOLOGY   RENTAL AND    CORPORATE
CDN $000'S (unaudited)                      DRILLING     SERVICES   PRODUCTION    AND OTHER         TOTAL
-----------------------------------------------------------------------------------------------------------
Revenue                                   $  335,312   $  203,037   $   49,621   $       --    $  587,970
Operating earnings                           104,525       13,098        8,271       (7,043)      118,851
Research and engineering                          --        8,899           --           --         8,899
Depreciation and amortization                 25,613       18,753        3,319        1,173        48,858
Total assets                               1,421,031    1,238,468      179,365       81,254     2,920,118
Goodwill                                     257,531      241,340       28,572           --       527,443
Capital expenditures*                          8,298       60,028        3,849        4,557        76,732
-----------------------------------------------------------------------------------------------------------
*excludes acquisitions

CANADIAN DRILLING OPERATING STATISTICS

                                                                FOR THE THREE MONTHS ENDED MARCH 31,
                                                                2004                            2003
                                                ----------------------------------------------------------------------
                                                                           MARKET                              MARKET
                                                 PRECISION   INDUSTRY*    SHARE %    PRECISION   INDUSTRY*    SHARE %
                                                ----------------------------------------------------------------------
Number of drilling rigs                                226         679       33.3          225         648       34.7
Number of operating days (spud to release)          14,768      45,189       32.7       14,641      42,024       34.8
Wells drilled                                        2,283       6,159       37.1        2,281       5,383       42.4
Average days per well                                  6.5         7.3                     6.4         7.8
Metres drilled (000's)                               2,571       7,087       36.3        2,391       5,950       40.2
Average metres per day                                 174         157                     163         142
Average metres per well                              1,126       1,151                   1,048       1,105
Rig utilization rate (%)                              71.9        73.2                    72.3        72.1

* Excludes non-CAODC rigs.


A conference call to review the first quarter 2004 results has been scheduled for 12:00 noon MST on Thursday, April 29, 2004. The conference call dial-in number is 1-800-814-4853.

A live webcast will be accessible at www.precisiondrilling.com.

Precision Drilling Corporation (TSX: PD and PD.U; NYSE: PDS) is a global oilfield services company providing a broad range of drilling, production and evaluation services with focus on fulfilling customer needs through fit-for-purpose technologies for the maturing oilfields of the 21st century. With corporate offices in Calgary, Alberta, Canada and Houston, Texas, and research facilities in the U.S. and Europe, Precision employs more than 10,000 people conducting operations in more than 30 countries. Precision is committed to providing efficient and safe services to create value for our customers, our shareholders and our employees.

FOR FURTHER INFORMATION, PLEASE CONTACT DALE E. TREMBLAY, SENIOR VICE PRESIDENT, FINANCE AND CHIEF FINANCIAL OFFICER, 4200, 150 6TH AVENUE S.W., CALGARY, ALBERTA, T2P 3Y7, TELEPHONE: (403) 716-4500, FAX: (403) 264-0251; WEBSITE:
WWW.PRECISIONDRILLING.COM.